UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5 (403) 298-6111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Preferred Shares Debt Securities Subscription Receipts Warrants Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

With respect to Common Shares, one (1); with respect to Debt Securities, eight-seven (87); and with respect to all other series of securities covered by this Form, zero (0).

EXPLANATORY NOTE

On October 24, 2020, Cenovus Energy Inc. (“Cenovus”) and Husky Energy Inc. (the “Registrant”) entered an Arrangement Agreement (the “Arrangement Agreement” and such transaction, the “Arrangement”), pursuant to which Cenovus agreed to acquire all of the issued and outstanding shares of Husky common stock (“Common Shares”) under a court-approved Plan of Arrangement in accordance with the provisions of the Business Corporations Act (Alberta), RSA 2000, c B-9, as amended (the “ABCA”). The Arrangement became effective on January 1, 2021, at which time Cenovus became the sole holder of the Common Shares.

As used in this Form, references to “Debt Securities” includes the Registrant’s U.S. dollar-denominated 3.95% notes due 2022, 4.00% notes due 2024, 4.40% notes due 2029 and 6.80% notes due 2037.

Pursuant to the requirements of the Securities Exchange Act of 1934, Husky Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2021	By:	/s/ Jeffrey R. Hart
	Name:	Jeffrey R. Hart
	Title:	Acting Chief Executive Officer & Chief Financial Officer